Exhibit 99.1

NeuroSense Announces Pricing of $4.5 Million Registered Direct Offering and Concurrent Private Placement

CAMBRIDGE, Mass., April 10, 2024 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense” or the “Company”), a company developing novel treatments for severe neurodegenerative diseases, today announced it has entered into a securities purchase agreement with a single health-care focused institutional investor for the purchase and sale of 2,980,000 ordinary shares (or ordinary share equivalents in lieu thereof) in a registered direct offering and ordinary warrants to purchase up to 2,980,000 ordinary shares in a concurrent private placement (together with the registered direct offering, the “offering”) at a combined purchase price of $1.50 per ordinary share. The ordinary warrants issued pursuant to the concurrent private placement will have an exercise price of $1.50 per ordinary share, will be immediately exercisable and will expire 5 years from the initial exercise date.

The closing of the offering is expected to occur on or about April 15, 2024, subject to the satisfaction of customary closing conditions. The gross proceeds from the offering are expected to be approximately $4.5 million, excluding any proceeds that may be received upon the exercise of the warrants, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The ordinary shares and ordinary share equivalents in lieu thereof will be issued in a registered direct offering pursuant to an effective shelf registration statement on Form F-3 (File No. 333-269306) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the SEC on January 30, 2023. The ordinary warrants will be issued in a concurrent private placement. A prospectus supplement describing the terms of the proposed registered direct offering will be filed with the SEC and once filed, will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The private placement of the ordinary warrants and the underlying shares will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NeuroSense

NeuroSense. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, statements relating to the concurrent registered direct offering and private placement are forward-looking statements, including, without limitation, as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting, a delay in patient enrollment in the planned Phase 3 pivotal ALS trial of PrimeC; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of the company; the ability to regain compliance with Nasdaq’s continued listing standards; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 3, 2024. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.